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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SONUS NETWORKS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 per share (Title of Class of Securities)	835916107 (CUSIP Number of Class of Securities (Underlying Common Stock))

Jeffrey M. Snider, Esq.
Senior Vice President, General Counsel and Secretary
Sonus Networks, Inc.
7 Technology Park Drive
Westford, Massachusetts 01886
(978) 614-8100
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:

Mark J. Kelson, Esq.
Manatt, Phelps & Phillips, LLP
11355 West Olympic Boulevard
Los Angeles, California 90064
(310) 312-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$7,291,738.75	$406.88

*
Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer's common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 15,411,972 shares of the issuer's common stock and have an aggregate value of $7,291,738.75 as of August 24, 2009, calculated based on a Black-Scholes option valuation model.

**
The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form of Registration No.:	Not Applicable	Date Filed:	Not Applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET	3
ITEM 2. SUBJECT COMPANY INFORMATION	3
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON	4
ITEM 4. TERMS OF THE TRANSACTION	4
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS	4
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS	4
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION	5
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY	5
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED	5
ITEM 10. FINANCIAL STATEMENTS	5
ITEM 11. ADDITIONAL INFORMATION	6
ITEM 12. EXHIBITS	6
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3	7
SIGNATURE	8
EXHIBIT INDEX
EX-99.(a)(1)(A)
EX-99.(a)(1)(B)
EX-99.(a)(1)(C)
EX-99.(a)(1)(D)
EX-99.(a)(1)(E)
EX-99.(a)(1)(F)
EX-99.(a)(1)(G)
EX-99.(a)(1)(H)
EX-99.(a)(1)(I)
EX-99.(a)(1)(J)
EX-99.(a)(1)(K)
EX-99.(a)(1)(L)
EX-99.(D)(1)
EX-99.(D)(2)

ITEM 1.    SUMMARY TERM SHEET.

        The information set forth under Summary Term Sheet—Questions and Answers in the Offer to Exchange Certain Stock Options for Shares of Restricted Stock, dated September 8, 2009 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

  (a)
  Name and Address.

    Sonus Networks, Inc., a Delaware corporation (the "Company" or "Sonus"), is the issuer of the securities subject to the Offer to Exchange. The Company's principal executive offices are located at 7 Technology Park Drive, Westford, Massachusetts 01886, and the telephone number at that address is (978) 614-8100.

  (b)
  Securities.

    This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain employees, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company's common stock, par value $0.001 per share. A stock option will be eligible for exchange and referred to herein as an "Eligible Stock Option" if it has an exercise price per share equal to or greater than the threshold price, $3.54, which represents the highest intra-day trading price of our common stock as reported on The Nasdaq Global Select Market during the 52 weeks preceding the date on which the Company commenced the Exchange Offer, and it was granted under the Company's 2007 Stock Incentive Plan (the "2007 Plan") or the Company's 1997 Stock Incentive Plan (the "1997 Plan" and together with the 2007 Plan, the "Plans"). Employees surrendering Eligible Stock Options will receive in exchange shares of restricted stock to be granted under the 2007 Plan.

    The Company is making the offer to all current U.S. employees who hold Eligible Stock Options (excluding the Company's executive officers, significant employees and members of the Company's board of directors). To remain eligible to surrender Eligible Stock Options for exchange, and receive shares of restricted stock, an employee must be employed by the Company or one of its subsidiaries on the date the Offer to Exchange commences and remain employed through the expiration date of the Offer to Exchange. The employee also must be eligible to participate in the 2007 Plan on the expiration date of the Offer to Exchange.

    The actual number of shares of common stock subject to the stock options to be exchanged in the offer will depend on the number of shares of common stock subject to Eligible Stock Options surrendered and accepted for exchange. The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(H).

    The information set forth in the Offer to Exchange under Summary Term Sheet—Questions and Answers, Risk Factors, and The Exchange Offer: Section 1, Eligible Employee, Eligible Stock Options; Expiration Date; Section 5, Acceptance of Eligible Stock Options; Issuance of Restricted Stock; Section 7, Price Range of Our Common Stock; and Section 8, Source and Amount of Consideration; Terms of Restricted Stock, is incorporated herein by reference.

  (c)
  Trading Market and Price.

    The information set forth in the Offer to Exchange under The Exchange Offer: Section 7, Price Range of Our Common Stock, is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

        The Company is both the filing person and the issuer. The information set forth under Item 2(a) above and in the Offer to Exchange under The Exchange Offer: Section 10, Interests of Directors, Executive Officers and Significant Employees; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

  (a)
  Material Terms.

    The information set forth in the Offer to Exchange under Summary Term Sheet—Questions and Answers, and The Exchange Offer: Section 1, Eligible Employees; Eligible Stock Options; Expiration Date; Section 3, Procedures for Surrendering Eligible Stock Options; Section 4, Withdrawal Rights; Section 5, Acceptance of Eligible Stock Options; Issuance of Restricted Stock; Section 6, Conditions of the Exchange Offer; Section 8, Source and Amount of Consideration; Terms of Restricted Stock; Section 9, Information Concerning Us; Financial Information; Section 11, Status of Eligible Stock Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer; Section 12, Legal Matters; Regulatory Approvals; Section 13, Material U.S. Federal Income Tax Consequences; and Section 14, Extension of the Exchange Offer; Termination; Amendment, is incorporated herein by reference.

  (b)
  Purchases.

    Members of the Company's board of directors, executive officers and significant employees, and former members of the Company's board of directors, former executive officers and former employees are not eligible to participate in the offer. The information set forth in the Offer to Exchange under The Exchange Offer: Section 3, Procedures for Surrendering Eligible Stock Options; and Section 10, Interests of Directors, Executive Officers and Significant Employees; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Agreements Involving the Subject Company's Securities.    The information set forth in the Offer to Exchange under The Exchange Offer: Section 10, Interests of Directors, Executive Officers and Significant Employees; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference. The Plans attached hereto as Exhibits (d)(1) and (d)(2) are incorporated herein by reference and contain information regarding the subject securities.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

  (a)
  Purposes.

    The information set forth in the Offer to Exchange under The Exchange Offer: Section 2, Purpose of the Exchange Offer, is incorporated herein by reference.

  (b)
  Use of Securities Acquired.

    The information set forth in the Offer to Exchange under The Exchange Offer: Section 5, Acceptance of Eligible Stock Options; Issuance of Restricted Stock; and Section 11, Status of Eligible Stock Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer, is incorporated herein by reference.

  (c)
  Plans.

    Not applicable.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)
  Source of Funds.

    The information set forth in the Offer to Exchange under The Exchange Offer: Section 8, Source and Amount of Consideration; Terms of Restricted Stock; and Section 15, Fees and Expenses, is incorporated herein by reference.

  (b)
  Conditions.

    The information set forth in the Offer to Exchange under The Exchange Offer: Section 6, Conditions of the Exchange Offer, is incorporated herein by reference.

  (c)
  Borrowed Funds.

    Not applicable.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a)
  Securities Ownership.

    The information set forth in the Offer to Exchange under The Exchange Offer: Section 10, Interests of Directors, Executive Officers and Significant Employees; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

  (b)
  Securities Transactions.

    The information set forth in the Offer to Exchange under The Exchange Offer: Section 10, Interests of Directors, Executive Officers and Significant Employees; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

  (a)
  Solicitations or Recommendations.

    Not applicable.

ITEM 10.    FINANCIAL STATEMENTS.

  (a)
  Financial Information.

    The information set forth in Item 8, Financial Statements and Supplementary Data, of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, Part I, Item 1, Financial Statements, of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009; Part I, Item 1, Financial Statements, of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009; Item 8.01, Other Events and Item 9.01, Financial Statements and Exhibits, of the Company's Current Report on Form 8-K dated September 8, 2009; and the financial information contained in the Offer to Exchange under The Exchange Offer: Section 9, Information Concerning Us; Financial Information; and Section 16, Additional Information, is incorporated herein by reference.

  (b)
  Pro Forma Information.

    Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

  (a)
  Agreements, Regulatory Requirements and Legal Proceedings.

  (1)
  The information set forth in the Offer to Exchange under Risk Factors and The Exchange Offer: Section 10, Interests of Directors, Executive Officers and Significant Employees; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

  (2)
  The information set forth in the Offer to Exchange under The Exchange Offer: Section 12, Legal Matters; Regulatory Approvals, is incorporated herein by reference.

  (3)
  Not applicable.

  (4)
  Not applicable.

  (5)
  Not applicable.

  (b)
  Other Material Information.

    Not applicable.

ITEM 12.    EXHIBITS.

Exhibit No.	Document
(a)(1)(A)	Offer to Exchange Certain Stock Options for Shares of Restricted Stock, dated September 8, 2009
(a)(1)(B)	Form of Cover Letter from Dr. Richard N. Nottenburg to Eligible Employees, dated September 8, 2009, Regarding Offer to Exchange and Related Matters
(a)(1)(C)	Stock Option Exchange Program Fact Sheet
(a)(1)(D)	Frequently Asked Questions
(a)(1)(E)	Form of Employee Presentation Materials
(a)(1)(F)	Screenshots from Stock Option Exchange Program Website
(a)(1)(G)	Form of Reminder Communication to Eligible Employees Regarding Expiration Date
(a)(1)(H)	Memo to Employees Regarding Stock Option Exchange Program Informational Sessions
(a)(1)(I)	Form of Restricted Stock Award Agreement
(a)(1)(J)
Annual Report on Form 10-K and amendment thereto on Form 10-K/A for the fiscal year ended December 31, 2008 (filed with the Securities and Exchange Commission on February 26, 2009 and April 30, 2009, respectively (SEC File No. 001-34115) and incorporated herein by reference)
(a)(1)(K)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (filed with the Securities and Exchange Commission on May 5, 2009 (SEC File No. 001-34115) and incorporated herein by reference)
(a)(1)(L)	Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (filed with the Securities and Exchange Commission on July 30, 2009 (SEC File No. 001-34115) and incorporated herein by reference)
(a)(1)(M)	Current Report on Form 8-K dated September 8, 2009 (filed with the Securities and Exchange Commission on September 8, 2009 (SEC File No. 001-34115) and incorporated herein by reference)

Exhibit No.	Document
(b)	Not applicable
(d)(1)
Sonus Networks, Inc. 2007 Amended and Restated Stock Incentive Plan, as amended and restated effective June 19, 2009 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 22, 2009 (SEC File No. 001-34115) and incorporated herein by reference)
(d)(2)
Sonus Networks, Inc. 1997 Stock Incentive Plan, as amended and restated (filed as an exhibit to the Company's Registration Statement on Form S-1 (file No. 333-32206) and incorporated herein by reference)
(g)	Not applicable
(h)	Not applicable

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SONUS NETWORKS, INC.
By:	/s/ JEFFREY M. SNIDER Jeffrey M. Snider Senior Vice President, General Counsel, Secretary

Date: September 8, 2009

EXHIBIT INDEX

Exhibit No.	Document
(a)(1)(A)	Offer to Exchange Certain Stock Options for Shares of Restricted Stock, dated September 8, 2009
(a)(1)(B)	Form of Cover Letter from Dr. Richard N. Nottenburg to Eligible Employees, dated September 8, 2009, Regarding Offer to Exchange and Related Matters
(a)(1)(C)	Stock Option Program Fact Sheet
(a)(1)(D)	Frequently Asked Questions
(a)(1)(E)	Form of Employee Presentation Materials
(a)(1)(F)	Screenshots from Stock Option Exchange Program Website
(a)(1)(G)	Form of Reminder Communication to Eligible Employees Regarding Expiration Date
(a)(1)(H)	Memo to Employees Regarding Stock Option Exchange Program Informational Sessions
(a)(1)(I)	Form of Restricted Stock Award Agreement
(a)(1)(J)
Annual Report on Form 10-K and amendment thereto on Form 10-K/A for the fiscal year ended December 31, 2008 (filed with the Securities and Exchange Commission on February 26, 2009 and April 30, 2009, respectively (SEC File No. 001-34115) and incorporated herein by reference)
(a)(1)(K)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (filed with the Securities and Exchange Commission on May 5, 2009 (SEC File No. 001-34115) and incorporated herein by reference)
(a)(1)(L)	Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (filed with the Securities and Exchange Commission on July 30, 2009 (SEC File No. 001-34115) and incorporated herein by reference)
(a)(1)(M)	Current Report on Form 8-K dated September 8, 2009 (filed with the Securities and Exchange Commission on September 8, 2009 (SEC File No. 001-34115) and incorporated herein by reference)
(b)	Not applicable
(d)(1)
Sonus Networks, Inc. 2007 Amended and Restated Stock Incentive Plan, as amended and restated effective June 19, 2009 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 22, 2009 (SEC File No. 001-34115) and incorporated herein by reference)
(d)(2)
Sonus Networks, Inc. 1997 Stock Incentive Plan, as amended and restated (filed as an exhibit to the Company's Registration Statement on Form S-1 (file No. 333-32206) and incorporated herein by reference)
(g)	Not applicable
(h)	Not applicable